                                                                  EXHIBIT T3E-16

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY

                   CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

        FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1997


                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

         Letter to Stockholders and Bondholders                          1 - 4


         Attachment to letter to Stockholders and Bondholders            5 - 6


         Financial Statements & Notes                                   7 - 13

         The accompanying unaudited interim consolidated financial statements were prepared on a consistent basis utilizing the accounting policies described in the Summary of Significant Accounting Policies included in the notes to the consolidated financial statements in the Company's 1997 Annual Report. These policies and the Notes to Consolidated Financial
         Statements should be read in conjunction with the accompanying statements. These interim statements have been drawn from unaudited internal data and include all adjustments which the Company believes necessary to a fair presentation of the statements.
         The interim operating results are not necessarily indicative of the results expected for the full year.

         Management's Discussion and Analysis of  Financial,           14 - 17
           Condition and Results of Operations

                                 August 12, 1998


TO ALL SHAREHOLDERS AND BONDHOLDERS:


         The second quarter of 1998 continued to see improvements in the basic operating performance of San Jacinto Holdings Inc. and its subsidiary, Safeguard Business Systems, Inc., (the "Company"). During this quarterly period, earnings before interest, taxes and amortization ("EBITA") were $2.5 million compared to the previous quarter's results of $1.8 million or 41% higher; and $1.5 million, or 156% higher, in comparison to the same period in 1997.

         The overall operational quality of the Company has continued to improve. While sales were off slightly from the first quarter of 1998 (1%), operating expenses have continued to decline compared to the first quarter of 1998 at an even greater rate (5%). More importantly though, technological advancements continued to be implemented; managerial positions in key personnel areas continued to be filled; and customer service initiatives continue to be emphasized.

         The Company has spent a great deal of time focusing on its strategic direction to improve future growth. Although the events of the past 18 months were disruptive to normal operating procedures, the lack of major operational problems during the first half of 1998 has allowed the Company to focus on its core competencies in renewing its steps toward improved profitability.

TECHNOLOGY ADVANCEMENTS

         The conversion to the AS/400 platform has been accomplished and is now providing substantial improvements in the operations of the Company. The Company is focused on adding and improving the many peripheral systems that can run from the AS/400 platform, and which can improve the efficiency and competitiveness of the Company's operations. The Company has also upgraded its proprietary order entry system for use in the distribution channel, and is focusing more of its attention on utilizing the Internet and the Intranet for processing orders and communicating with the distribution channel. The Internet will have a very favorable impact on reducing communication costs in the future, and provide an excellent complimentary sales tool for our distributor network

         Additionally the Company is in the beginning phases of automating the credit and collection function to realize more operational efficiencies from the conversion to the AS/400. Likewise the Company has implemented bar code scanning in the Pennsylvania plants to allow for the location and monitoring of its orders and the tracking of costs associated with production. This process should be implemented in the remainder of the plants by year end, and allow for cost efficiencies as well as improving customer service capabilities. This is also an integral part of improving the Company's cost accounting processes.

MANAGEMENT CHANGES

         The Company has been successful in attracting and hiring new personnel to improve its operational strength, as well as provide the managerial talent to grow the Company. The plant manager from the previously closed plant in Addison, Illinois has relocated to Pennsylvania to coordinate management of all of the imprint plants in that area; and a new plant manager has recently begun work at the Los Angeles facility to fill the vacancy created when Jim Panatone accepted the position of Senior Vice President and Director of Manufacturing.

         Additionally Mike Magill has assumed the role and duties of President and Chief Operating Officer of the Company. All of his previous reporting responsibilities as Chief Financial Officer will continue in his new position. (See enclosed announcement)

CUSTOMER SERVICE INITIATIVES

         The Company has established a Customer Service initiative that focuses on improving many of the operational areas that interface with the distribution channel and the end-user customer base. Additionally, the Company has established and filled a key position to manage a customer service department reporting to Ross Mason, Senior Vice President and Chief Information Officer in Dallas. The Company believes that customer service must continue to be part of the overall strategic focus of Safeguard and its distribution channel. It is critical in the current business environment to retain existing customers, and the focus and attention to customer service is absolutely necessary to remain competitive in the marketplace.

FRANCHISE INITIATIVES

         During the second quarter of 1998, the California appellate courts in the Gentis case confirmed a lower court decision that 13 former California distributors were franchisees within the meaning of the California Franchise Investment Law. Although the Company and its long-standing outside counsel in this case disagree with the ruling in the Gentis matter, we deem it appropriate to address this issue in California. At this time we will move forward and prepare a franchise registration of our existing form of relationship in California, and in turn the rest of the states in which the Company operates to maintain the consistency of the form of relationship by which we operate. While the Company does not expect such a registration to change the existing relationship with its current distribution channel, it will provide for increased flexibility in its dealings with distributors in the future. It will also allow the Company to comply with the franchise laws in those states where the Company's activities might be construed to require franchise registration.


STRATEGIC DIRECTION

         The Company has been engaged in overall strategic planning for the past six months to map its future direction. This has involved every functional area within the Company, and has necessitated a review of the industry, the Company's competitors, and other similarly situated businesses within the Forms and Paper markets. The Company believes that while its one-write product has been, and will continue, to decline over the future, the Company's focus on providing business solutions to the Small Business Customer is a very viable arena. Industry studies from the International Business Forms Institute ("IBFI") indicate that the Company's segment of the forms market will continue to grow and remain viable for the future. Additionally, small business solutions or systems sold through independent distributors are poised for consolidation. The Company is uniquely positioned to attract such business and grow this channel to reach a market largely ignored by the forms industry. Through this channel the Company will continue to expand its systems and solutions for the small business marketplace to generate growth and profitability for the future.

RESULTS OF OPERATIONS

         Quarterly sales were $41.6 million, or 16% below sales for the comparable period in 1997. Those sales amounts in 1997 included sales from the U.K. subsidiary of $5.0 million. Sales from payroll operations and data services were included in the previous years reported sales and total $3.0 million. This amount has been excluded from the reported numbers in both periods as discontinued operations. Sales in one-write continue to decline at an 10% rate, as well as short-run continuous forms at 9% rate. Laser sales continue to increase at double digit rates. Sourced products have declined from comparable periods due to several factors including pricing increases put into effect during the second quarter of 1998. The Company has placed a greater emphasis with its distribution channel on manufactured products, due to the more favorable impact that such sales have on financial results of the Company.

         Operating expenses have declined by 23% from the comparable period in 1997 due to the sale of the U.K. subsidiary, and the discontinuance of payroll and data services. However expenses have also declined 5% from the previous quarter, from $20.8 million to $19.9 million for the quarter ended June 30, 1998. Improvements in cost controls and efficiencies are helping to improve operating results.

         Earnings before interest, taxes and amortization ("EBITA") has increased from $1.8 million in the first quarter of 1998 to $2.5 million in the second quarter, primarily due to cost efficiencies and controls to reduce expenses, and by $1.5 million from the comparable period in 1997. EBITDA (EBITA plus depreciation) has increased from $3.0 million in the first quarter of 1998 to $3.3 million, or 10%, and by 20%, or $0.5 million, from the comparable period in 1997.

         All of the above data relate to the Company's results from operations. From the consolidated statement of operations, the following highlights are noted. Amortization expense has declined by $4.4 million from the comparable period in 1997 due to the complete amortization of the customer list at the end of 1997. Interest expense was essentially flat in the first and second quarters of 1998 at approximately $3.3 million during each period, although down from the comparable period in 1997 by $0.4 million. Thus the consolidated loss from continuing operations declined by $6.2 million, from $7.6 million in the second quarter of 1997, to $1.3 million for the quarter ended June 30, 1998.

         The Company will continue to make strides in improving the quality, performance and reliability of its operations; achieving improvements in sales and profitability, identifying and integrating new products, and maintaining our commitment to our independent distributor network where together, "We help small business succeed".

                                   Sincerely,


   /s/ Elvis L.  Mason                      /s/ Michael D. Magill
   Elvis L. Mason                           Michael D. Magill
   Chairman & CEO                           President & COO

                                  July 30, 1998



TO:         ALL SAFEGUARD DISTRIBUTORS AND EMPLOYEES

FROM:             ELVIS L. MASON
                  CHAIRMAN & C.E.O.


         The Board of Directors of San Jacinto Holdings, Inc. and Safeguard Business Systems, Inc. has approved the election of Michael Magill as President and Chief Operating Officer, effective August 1, 1998. Mike, 50, who is both an attorney and a C. P. A., joined Safeguard in July 1997 as Senior Vice President and Chief Financial Officer.

         His direct reporting responsibilities include: Ross Mason, Senior Vice President, Technology and Communications; James Panatone, Senior Vice President, Manufacturing; Carol Prisco, Vice President and Controller; Bruce Krum, Vice President Human Resources; and, Mark Roggenkamp, Senior Director of Strategic Business Planning. These functions will continue reporting to Mike and he retains responsibility for the overall functions of the chief financial officer. Additionally, Mike serves as a member of the Executive Management Committee and is Chairman of the Operating Committee which meets weekly to coordinate all operating functions.

         Mike earned a law degree at the University of Texas at Austin and an undergraduate degree in Business Administration from the University of Texas at Arlington. He has been a member of the Texas Bar Association since 1973 and a Certified Public Accountant since 1974. His previous employment included working with two public accounting firms, Ernst & Whinney and Peat, Marwick, Mitchell & Co. Prior to joining Safeguard, he served as Executive Vice President, Director and Chief Financial Officer of KBK Capital Corporation, a publicly traded commercial finance corporation specializing in asset-based lending and working capital financing for middle market companies. As such he reviewed the operations of many small businesses throughout the United States that were facing the difficulties of growth, both through operational problems, as well as financial opportunities. Before joining KBK, Mike held senior executive positions in two Texas banking organizations extending over a period of some 20 years. His experience included serving as Chief Financial Officer of a $22 billion publicly held multi-bank holding company and senior responsibilities in lending, investments and operations.

         Since joining Safeguard, Mike has taken a leadership role in implementing and supporting a broad range of improvements in all operating areas. He is dedicated to Safeguard's independent distributor network and has initiated many changes enhancing operating policies and procedures serving Safeguard's distributors and customers. Mike is committed to high quality customer service and is presently leading a company-wide effort to bring about further improvements in this regard. As Mike has said, "It is a great opportunity to work with the many distributors and employees who contribute to the mutual well being of Safeguard, and I look forward to working toward our joint goals of growth and profitability through serving the needs of small businesses."

         Please join me in congratulating Mike on his election as President and Chief Operating Officer. He is a highly competent, experienced senior executive who is providing outstanding leadership throughout Safeguard.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                 ($000 omitted)
                                   (Unaudited)

                                                                                      June 30,        December 31,
                                                                                        1998              1997
                                                                                      ---------       ------------
                                             ASSETS
Current assets:
      Cash and cash equivalents                                                       $     821        $     385
      Receivables less allowances                                                        18,926           22,340
      Inventories                                                                         7,878            7,424
      Assets held for disposition                                                            --              500
      Other current assets                                                                2,087            1,113
                                                                                      ---------        ---------
             Total current assets                                                        29,712           31,762
Property, machinery and equipment                                                        13,512           14,756
Excess purchase price over net assets acquired                                           41,053           41,773
Other assets                                                                              1,685            1,921
                                                                                      ---------        ---------
             Total assets                                                             $  85,962        $  90,212
                                                                                      =========        =========

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
       Current debt obligations                                                       $   8,250        $   9,563
       Accounts payable                                                                  15,202           15,740
       Accrued expenses                                                                   9,596            8,872
                                                                                      ---------        ---------
               Total current liabilities                                                 33,048           34,175
Long-term debt                                                                           97,455          105,507
Other liabilities                                                                         9,689            8,091

Commitments and contingencies
     Stockholders' deficiency:
          Preferred stock:
                 $5.00 Junior Preferred Stock, par value $.01 a share;
                 Authorized 1,000,000 shares, $5 cumulative
                 No shares issued and outstanding
          Common stock, par value $.01 a share:
                 Authorized 2,000,000 shares,
                 Issued and outstanding 1,052,384 shares                                     11               11
         Additional paid-in capital                                                      94,143           94,143
         Deficit                                                                       (147,210)        (150,780)
         Foreign currency translation adjustment                                         (1,174)            (935)
                                                                                      ---------        ---------
               Total stockholders' deficiency                                           (54,230)         (57,561)
                                                                                      ---------        ---------
               Total liabilities and stockholders' deficiency                         $  85,962        $  90,212
                                                                                      =========        =========

                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 ($000 omitted)
                                   (Unaudited)

                                                       Three Months                     Six Months
                                                       Ended June 30,                  Ended June 30,
                                                 ------------------------        ------------------------
                                                   1998            1997            1998            1997
                                                 --------        --------        --------        --------
Net Sales                                        $ 41,641        $ 49,410        $ 83,894        $ 97,386
Cost of sales                                      19,699          23,459          39,825          45,469
                                                 --------        --------        --------        --------
Gross profit                                       21,942          25,951          44,069          51,917
Selling and administrative expense                 19,904          25,508          40,750          49,007
Other income - cash received greater than
 carrying value of distributor receivables           (430)           (517)           (904)           (989)
Amortization expense                                  447           4,799             893           9,586
Interest expense                                    3,316           3,738           6,710           7,375
                                                 --------        --------        --------        --------
Loss from continuing operations
  before income taxes                              (1,295)         (7,577)         (3,380)        (13,062)
Income tax provision (benefit)                         --             (61)             --              27
                                                 --------        --------        --------        --------
Loss from continuing operations                    (1,295)         (7,516)         (3,380)        (13,089)
Discontinued operations:
  Gain on disposition                                  --              --           6,438              --
  Income (loss) from operations                        --            (279)            512            (242)
                                                 --------        --------        --------        --------

Net income (loss)                                $ (1,295)       $ (7,795)       $  3,570        $(13,331)
                                                 ========        ========        ========        ========


                See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                           PERIOD FROM JANUARY 1, 1997
                                TO JUNE 30, 1998
                                 ($000 omitted)
                                   (Unaudited)

                                                                                                        Foreign
                                                                           Additional                   Currency
                          Preferred Stock             Common Stock         Paid-In                     Translation
                        Shares       Amount      Shares          Amount    Capital         Deficit     Adjustment
                        ------       ------      ------          ------    ----------      -------     -----------
Balance -
  January 1, 1997           --     $   --        1,052,384    $       11    $94,143      $(126,880)    $    (960)
Net loss                                                                                   (23,900)
Unrealized gain on
  foreign currency
  translation               --         --               --            --         --             --            25
                       -------     -------       ---------    ----------    -------      ---------     ---------
Balance -
  December 31, 1997         --         --        1,052,384         11       94,143        (150,780)         (935)
Net income                                                                                   3,570
Unrealized loss on
  foreign currency
  translation               --         --               --            --         --             --          (239)
                       -------     -------       ---------    ----------    -------      ---------     ---------
Balance -
  June 30, 1998             --     $   --        1,052,384    $       11    $94,143      $(147,210)    $  (1,174)
                       =======     =======       =========    ==========    =======      =========     =========


                See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)

                                                                 Three Months            Six Months
                                                                 Ended June 30,         Ended June 30,
                                                             --------------------    -------------------
                                                               1998        1997        1998        1997
                                                             -------     -------     -------     --------
Cash flow income from operating activities:
   Net income (loss)                                         $(1,295)    $(7,795)    $ 3,570     $(13,331)
   Adjustments to reconcile net loss to cash
      provided by operating activities:
     Amortization                                                447       4,799         893        9,586
     Depreciation                                                812       1,748       2,071        3,640
     (Gain) loss on sale of assets                                --          67      (6,438)          67
     Unrealized exchange gain (loss)                            (124)       (137)       (239)         (74)
   Increase (decrease) in operating liabilities:
     Receivables                                               1,100        (240)      3,414       (1,592)
     Inventories                                                (296)       (280)       (454)         172
     Assets held for disposition                                  --         110         500          176
     Other assets                                                226         (74)     (1,097)        (750)
   Increase (decrease) in operating liabilities
      Accounts payable                                        (2,059)      4,693        (538)       4,933
      Accrued expense and other liabilities                      (74)      1,798       2,333          524
                                                             -------     -------     -------     --------
   Net cash provided by (used in) operating activities        (1,263)      4,689       4,015        3,351
Cash Flows from Investing Activities:
   Net proceeds from sale of assets                            6,695         787       6,695          787
   Purchase of property, machinery and equipment                (314)     (1,355)       (418)      (3,588)
   Adjustment due to currency fluctuations
      and foreign purchase price adjustments                      62        (190)         63          243
                                                             -------     -------     -------     --------
      Net cash provided by (used in) investing activities      6,443        (758)      6,340       (2,558)
                                                             -------     -------     -------     --------
Cash Flows from Financing Activities:
   Repayment of long-term debt and capital
           lease obligations                                  (3,509)     (2,965)     (5,769)      (4,684)
   Borrowings from (repayment of) revolving loans             (1,890)     (1,472)     (4,150)       3,364
   Net proceeds from foreign obligations                          --       1,109          --        1,134
                                                             -------     -------     -------     --------
     Net cash used in financing activities                    (5,399)     (3,328)     (9,919)        (186)
                                                             -------     -------     -------     --------
Increase (decrease) in cash and cash equivalents                (219)        603         436          607
Cash and cash equivalents at beginning of period               1,040         486         385          482
                                                             -------     -------     -------     --------
Cash and cash equivalents at end of period                   $   821     $ 1,089     $   821     $  1,089
                                                             =======     =======     =======     ========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)

                                   (Continued)


Supplemental disclosure of non-cash investing and financing activities:

         Capital lease obligations of $543 and $1,038 were entered into during the first six months of 1998 and 1997 respectively, to acquire machinery and equipment.

         PIK (Payment in Kind") Debentures totaling $11 was issued during the six month period ended June 30, 1998. The PIK Debentures are in payment of accrued interest on the Company's 8% Subordinated Debentures.

Supplemental disclosure of cash flow information:


                                                                  Three Months                     Six Months
                                                                  Ended June 30,                  Ended June 30,
                                                              ---------------------          ----------------------
                                                               1998           1997            1998            1997
                                                              -------        ------          -------         ------
Earnings Before Interest, Taxes, Depreciation &               $ 3,280        $2,708          $ 6,294         $7,539
    Amortization (EBITDA)

Earnings Before Interest, Taxes & Amortization                $ 2,468         $ 960          $ 4,223         $3,899
   (EBITA)

Cash paid during the period for:
                    Interest                                  $ 5,386        $1,748          $ 6,893         $3,332


                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1997
                                   (Unaudited)

NOTE A.  UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

         Basis of presentation - The accompanying interim financial statements have been prepared by the Company without audit. These statements include all adjustments which management believes necessary for a fair presentation of the statements and have been prepared on a consistent basis using the accounting policies described in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in the Company's 1997 audited financial statements. These policies and notes to consolidated financial statements should be read in conjunction with the accompanying interim financial statements. The interim operating results are not necessarily indicative of the operating results expected for the full year. The accompanying financial statements as of and for the year ended December 31, 1997 are derived from the Company's audited financial statements as of that date.

         Reclassification - certain reclassifications have been made to the 1997 financial statements to conform to the classification used in 1998.

NOTE B.  DISCONTINUED OPERATIONS:

         In the fourth quarter of 1997, the Company announced its decision to divest of its payroll and data processing operations. On March 31, 1998, effective as of April 1, 1998, the Company sold its payroll processing operations to Advantage Business Services Holdings, Inc. Safeguard reported a gain of $6.4 million after expenses and payments to third parties. The proceeds from the sale were used to repay a portion of the Revolving Loan and a portion of the Term Loan, and to fund operations. The net assets of the data processing operations were sold at approximately net book value, effective January 1998. Consideration for this sale will be in the form of royalty payments beginning in 1999.

         The net assets relating to the payroll and data processing operations have been segregated on the consolidated balance sheet from their historic classification to separately identify them as assets held for disposition. The net sales from discontinued operations were $2.9 million for the first quarter of 1998 and $3.5 million for the same period in 1997. The sales and related expenses of the operations were excluded from the determination of the Company's income (loss) from continuing operations for the periods presented.

NOTE C.  INVENTORIES:


Inventories consist of the following:

                                       June 30,         December 31,
                                         1998              1997
                                       --------         ------------
                                            ($000 omitted)
Raw Material                           $ 4,954           $ 4,514

Work-in-process                            326               307

Finished Goods                           2,598             2,603
                                       -------           -------
              Total                    $ 7,878           $ 7,424
                                       =======           =======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1997
                                   (Unaudited)
                                   (continued)


NOTE D.  LONG-TERM DEBT:

The Company's debt outstanding is as follows:

                                                 June 30,           December 31,
                                                   1998                 1997
                                                 ---------          ------------
                                                         ($000 omitted)
Revolving Loan - Collateralized                  $ 16,436             $ 18,086
Revolving Loan                                      4,000                6,500
Term Loan                                           3,592                5,492
Amended Exchange Loan                              14,356               17,227
12% Senior Subordinated Notes                      65,878               65,878
8% Senior Subordinated Notes                            2                    2
8% Subordinated Debentures                            274                  262
Capital lease obligations                           1,167                1,623
                                                 ---------           ---------
                                                  105,705              115,070
    Less current debt obligations                  (8,250)              (9,563)
                                                 ---------           ---------
             Total                               $ 97,455            $ 105,507
                                                 =========           =========

         On April 1, 1998, the Company received proceeds totaling $11.3 million from the disposition of the payroll operations of which $3.3 million was payable to third parties associated with the sale of payroll operations. The funds were used to make an additional $1.3 million pay down of the Term Loan, and a permanent $2.2 million pay down of the Revolving Loan. The remaining funds were used to reduce the outstanding balance under the Collateralized Revolving Loan.

NOTE E.  CONTINGENCIES:

         On April 22, 1998, the California Supreme Court declined to hear the Company's appeal of a decision on an issue reached in 1996 relating to the applicability of the California Franchise Investment Law to the Company's California distributors. The Court's action means the appellate court's decision is final. This action has no material impact on the Company's consolidated financial position and results of operation since this contingent liability was recorded in 1996. The remaining financial settlement was satisfied in the second quarter of 1998.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1997


RESULTS OF OPERATIONS

The following commentary presents management's discussion and analysis of the Company's financial condition and results of operations. Certain of the statements included below, including those regarding future financial performance or results, or that are not historical facts, are or contain "forward-looking" information as that term is defined in the Securities Act of 1933, as amended. The words "expect", "believe", "anticipate", "project", "estimate", and similar expressions are intended to identify forward-looking statements. The Company cautions readers that any such statements are not guarantees of future performance or events and such statements involve risks, uncertainties and assumptions, including but not limited to industry conditions, general economic conditions, interest rates, competition, ability of the Company to successfully manage its growth, and other factors discussed below and in the Company's Annual Report for the year ended December 31, 1997 and quarterly report for the quarter ended March 31, 1998. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, those actual results and outcomes may differ materially from those indicated in the forward-looking statements. This review should be read in conjunction with the information provided in the financial statements, accompanying notes and selected financial data appearing in the Company's Annual Report for the year ended December 31, 1997 and the quarterly report for the quarter ended March 31, 1998. The following table sets forth, for the periods indicated, selected financial data as a percentage of net sales.

                                              Three Month Period           Six Month Period
                                                 Ended June 30,             Ended June 30,
                                             --------------------        --------------------
                                              1998          1997          1998          1997
                                              ----          ----          ----          ----
Net Sales                                    100.0%        100.0%        100.0%        100.0%
Cost of Sales                                 47.3          47.5          47.5          46.7
                                             -----         -----         -----         -----
Gross profit                                  52.7          52.5          52.5          53.3

Selling and administrative expense            47.8          51.6          48.6          50.3
Other income - distributor receivables        (1.0)         (1.0)         (1.1)         (1.0)
Amortization expense                           1.1           9.7           1.1           9.8
Interest Expense                               8.0           7.6           8.0           7.6
                                             -----         -----         -----         -----
Loss from continuing operations
  before income taxes                         (3.1)        (15.3)         (4.0)        (13.4)
Income tax provision (benefit)                 0.0          (0.1)          0.0           0.0
                                             -----         -----         -----         -----
Loss from continuing operations               (3.1)        (15.2)         (4.0)        (13.4)
Discontinued operations:
  Gain on disposition                          0.0           0.0           7.7           0.0
  Income (loss) from operations                0.0          (0.6)          0.6          (0.2)
                                             -----         -----         -----         -----

Net income (loss)                             (3.1)%       (15.8)%         4.3%        (13.6)
                                             =====         =====         =====         =====

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1997

RESULTS OF OPERATIONS - Continued
COMPARISON OF THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1998, AND FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1997.

San Jacinto Holdings Inc. through its wholly owned subsidiary, Safeguard Business Systems, Inc., provides business solutions and services to small businesses through its independent distribution network in the United States and Canada. Through this distribution channel, Safeguard markets pegboard systems, continuous forms and checks, laser forms and checks, advertising specialty goods, filing systems, envelopes, and other business products designed for small businesses with less than 50 people on staff. Safeguard is a privately owned company with manufacturing plants in California, Pennsylvania and Georgia.

NET SALES. Net sales from continuing operations by operating segment are as follows:

                                      Three Months                       Six Months
                                      Ended June 30,                    Ended June 30,
                                    1998           1997              1998            1997
                                  -------        -------            -------        -------
     Net Sales:
          North America           $41,641        $44,410            $83,894        $87,609
          Europe                       -           5,000                 -           9,777
                                  -------        -------            -------        -------
               Total              $41,641        $49,410            $83,894        $97,386
                                  =======        =======            =======        =======


Excluding sales from Europe, the second quarter of 1998 sale results are $2.8 million (or 6.2%) below the second quarter of 1997. For the first six months, excluding sales from Europe, net sales in 1998 are $3.7 million (or 4.2%) below sales for the same period in 1997. The sales decline in the second quarter and the first six months of 1998 is due in part to one less workday than in 1997, which results in less time for sales activity and plant production. The sales results reflects a 23.5% growth in laser forms off-set by a 9.9% decline in manual form sales and a 8.6% decline in computer forms sales. The sales performance of the remaining product lines approximates 1997. The manual and computer forms sales reflect the small business customer's transition from manual and pin-fed forms to laser forms. The decline in manual and computer forms sales is off-set in part by a 3.0% average price increase.

GROSS PROFIT. Gross profit is before selling and administrative expenses, including commission expense. Gross profit margin from continuing operations in North America are as follows:

                                                  Three Months                          Six Months
                                                  Ended June 30,                       Ended June 30,
                                             1998               1997               1998              1997
                                             ----               ----               ----              ----
     Gross profit margin:
          Manual forms                       63.3 %             58.5 %             62.9 %            59.8 %
          Computer and laser forms           50.7               46.7               49.7              50.0
          Sourced products                   36.4               36.0               38.3              37.8
                                             ----               ----               ----              ----
               Total                         52.7 %             49.9 %             52.5 %            51.7 %
                                             ====               ====               ====              ====



The improvement in profit margin is attributable to manufacturing efficiencies as a result of the implementation of an integrated order entry system and the consolidation of certain manufacturing

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1997


RESULTS OF OPERATIONS - Continued

operations in 1997. These efficiencies have been off-set in part by a shift in the Company's product mix from manual forms sales to laser forms and sourced products, as percentage of total sales. Computer and laser forms, and sourced products carry greater material, direct labor and overhead costs (as a percentage of sales) resulting in lower gross profit margin than for manual forms.

SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expenses are $19.9 million in the second quarter of 1998 compared to $25.5 million for the same period in 1997, representing 47.8% and 51.6% of net sales in each period. For the six months, selling and administrative expenses are $40.8 million in 1998 compared to $49.0 million in 1997, representing 48.6% and 50.3% of net sales in each period. The reduction in selling and administrative costs in 1998 is attributable to sale of the Company's European operation and strategic cost reductions. The Company's operation in Europe, of which $1.5 million in the second quarter and $3.0 million in the six month period of expense is included in the 1997 results, was sold in December 1997. Commissions to independent distributors account for 70% of total selling and administrative costs in 1998 and 60% in 1997. As a percent of total sales commission costs have remained constant at approximately 34% of net sales.

OTHER INCOME - Distributor Receivables. Other income (cash received greater than carrying value of Distributor receivables) is $0.4 million for the second quarter 1998 and $0.5 million for the same period in 1997, representing 1.0% of net sales in 1998 and in 1997. Other income for the six month period is $0.9 million in 1998 and $1.0 million in 1997. In connection with the Company's purchase price allocation for the acquisition of Safeguard in December 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate the purchase of account protection and future income rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on an independent valuation of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Cash collection of this distributor receivable are expected to continue in amounts approximating $2.0 million through the year 2000.

AMORTIZATION EXPENSE. Amortization expense is $0.4 million for the second quarter of 1998 and $4.8 million in 1997. Amortization expense is $0.9 million and $9.6 million for the first six months of 1998 and 1997, respectively. The expense consists primarily of the amortization of intangible assets, including the customer list, excess purchase price over net assets acquired and deferred financing costs. The significant decline in amortization expense in 1998 is as a result of the customer list being fully amortized as of December 31, 1997. The customer list amortization was $4.3 million in the second quarter of 1997 and $8.6 million for the six month period of 1997.

INTEREST EXPENSE. Interest expense is $3.3 million for the second quarter of 1998 and $3.7 million for the same period in 1997. For the first six months, interest expense is $6.7 million in 1996 in comparison to $7.4 million in 1997. The decrease in interest expense in 1998 is attributable to a reduction in the Company's average outstanding borrowings as a result of principal repayment and the repayment of foreign debt obligations.

INCOME TAX PROVISION. The Company's provision for income tax in 1997 is related to its operations in Europe. No tax liability is incurred in the United States as a result of net losses from operations.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1998 AND 1997


RESULTS OF OPERATIONS - Continued

DISCONTINUED OPERATIONS. In 1997 the Company announced its decision to divest of its payroll and data processing operation. On December 31, 1997, effective January 1, 1998, the data services operation was sold at approximately net book value of the associated assets. On March 31, 1998, effective April 1, 1998, the payroll processing operations were sold, resulting in a gain of $6.4 million, reported in the first quarter of 1998. Net sales from discontinued operations were $2.9 in the first six months of 1998 and $5.9 for the same period in 1997. Year to date the sales and related expenses of these operations are excluded from the determination of the Company's loss from continuing operations for the periods presented.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows generated from operations, cash on hand and borrowing capacity under the revolving loans. The Company's cash flows generated from operating activities is $4.0 million in the first six months of 1998. As of June 30, 1998, the Company had $0.8 million in cash and cash equivalents, $1.3 million in availability under the revolving loans. At that date, the Company had a working capital deficiency of $3.3 million and a ratio of current assets to current liabilities of 0.9:1.

The Company's ongoing liquidity requirements arise primarily from capital expenditures, working capital needs and debt service. The Company's capital expenditures for the first six months of 1998 are $1.0 million in software, hardware and equipment purchases. The Company anticipates total capital expenditures in 1998 of $3.0 million. These expenditures will be funded through additional capital lease obligations and cash flow from operations.

As described in Note B and above, on March 31, 1998, the Company sold its payroll operations. The net proceeds of $8.0 million, net of $3.3 million in payments due to third parties, was used to reduce the Revolving Loan to a borrowing capacity of $4.0 million and to repay an additional $1.3 million under the Term Loan. The remaining proceeds were used to reduce the outstanding borrowings under the Collateralized Revolving Loan and outstanding trade payables. The Company has met all of its debt obligations and is not in default of any of its loan agreements. The Company continues to monitor its cash position and believes that sufficient funding exists to meet its obligations as they come due.